

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Mr. Anders Gustafsson
Chief Executive Officer
Zebra Technologies Corporation
475 Half Day Road, Suite 500
Lincolnshire, Illinois 60069

    Re: Zebra Technologies Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 23, 2012
             File No. 0-19406

Dear Mr. Gustafsson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

    Sincerely,

    /s/ Kevin L. Vaughn

    Kevin L. Vaughn
    Accounting Branch Chief